Exhibit 99.1
Hermitage Offshore Services Ltd. (NYSE:PSV) Announces 10-Day Extension of Forbearance Agreement with the Lenders to its $132.9 Million Term Loan Facility

Hamilton, Bermuda, August 3, 2020

Hermitage Offshore Services Ltd. (NYSE:PSV) (“Hermitage Offshore,” or the “Company”) announced today that it has agreed to a 10-day extension of its previously announced forbearance agreement dated July 8, 2020 (the “Forbearance Agreement”) to its $132.9 Million Term Loan Facility dated January 14, 2020 (the “Term Loan Facility”) with DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) (together, the “Lenders”) and DNB Bank ASA, as agent and security agent. While the extension of the Forbearance Agreement does not address the long-term liquidity and restructuring needs of the Company, pursuant to the terms of the extended Forbearance Agreement, the Lenders have agreed to forbear from exercising any of their rights and remedies under the Term Loan Facility and any other finance agreements related to the Term Loan Facility in the event of a default by the Company until August 10, 2020.
As previously announced, the outbreak of the novel coronavirus coupled with the collapse in the price of crude oil has resulted in a significant and abrupt deterioration in the financial condition of the Company. These events have given rise to substantial doubt about the Company’s ability to continue as a going concern. The Company has engaged Perella Weinberg Partners and Snapdragon Advisory AB as financial advisors and Proskauer Rose LLP as legal counsel to analyze restructuring alternatives and has been in ongoing discussions with the Lenders in an effort to address these issues.

About the Company
Hermitage Offshore Services Ltd. is an offshore support vessel company that owns 23 vessels consisting of 10 platform supply vessels, or PSVs, two anchor handling tug supply vessels, or AHTS vessels, and 11 crew boats. The Company’s vessels primarily operate in the North Sea and the West Coast of Africa. Additional information about the Company is available at the Company’s website www.hermitage-offshore.com, which is not a part of this press release.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements.
The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.
Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the offshore support vessel (“OSV”) market, changes in charter hire rates and vessel values, demand in OSVs, the length and severity of the recent novel coronavirus (COVID-19) outbreak, the results of the Company’s discussions with its lenders, the Company’s operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

Contacts:

Hermitage Offshore Services Ltd.
+377 9798 5717 (Monaco)
+1 646 432 3315 (New York)
Web-site: www.hermitage-offshore.com